

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2022

Charles Bracher
Chief Financial Officer
Grocery Outlet Holding Corp.
5650 Hollis Street
Emeryville, California 94608

> **Re: Grocery Outlet Holding Corp.**
> **Form 10-K for the Fiscal Year Ended January 1, 2022**
> **Filed March 2, 2022**
> **File No. 001-38950**

Dear Mr. Bracher:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services